UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008 OR
[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____

Commission File Number 0-27918

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM OF WEST VIRGINIA, INC./

UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California  93940

B.	Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California  93940

CENTURY ALUMINUM OF WEST VIRGINIA, INC./

UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	12
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE AND TOUCHE LLP

Pittsburgh, Pennsylvania
June 29, 2009

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments at fair value:
Investments in mutual funds	$3,195,829	$4,979,579
Common trust funds	2,719,732	3,158,614
Century Aluminum Company common stock	711,059	296,895
Participant loans	431,789	407,111
Total investments	7,058,409	8,842,199
Employee contributions receivable	21,331	21,050
Net assets available for benefits at fair value	7,079,740	8,863,249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,495	(18,668)
Net assets available for benefits	$7,105,235	$8,844,581

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Net assets available for benefits — Beginning of year	$8,844,581	$8,086,958
Additions:
Investment income:
Net appreciation in fair value	—	39,484
Interest and dividends	306,551	547,226
Net investment income	306,551	586,710
Employee contributions	885,398	832,305
Total additions	1,191,949	1,419,015
Deductions:
Net depreciation in fair value	2,422,557	—
Benefit payments	500,586	653,014
Net transfers	8,152	8,378
Total deductions	2,931,295	661,392
Net change	(1,739,346)	757,623
Net assets available for benefits — End of year	$7,105,235	$8,844,581

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General — The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a collective bargaining agreement in effect between Century Aluminum of West Virginia, Inc. (the “Company”) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989. All other West Virginia union employees are eligible for the Plan after they have completed a probationary period of 60 working days. The Plan trust services and recordkeeping services are provided by T. Rowe Price.

Contributions — Participants may elect to have the Company defer up to 100% of their hourly wage subject to Internal Revenue Service limitations. Annual plan pre-tax contributions were limited to $15,500 for 2008 and 2007; participants 50 years of age or over may make additional catch-up contributions of $5,000.  The Company does not make contributions to the Plan.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Accounts — Participants may elect to have their contributions invested in one or all of the investments listed in Note 4, including Century Aluminum Company common stock. All contributions are nonforfeitable and participants can transfer balances between funds quarterly.

Payment of Benefits — Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination, or hardship.

Participant Loans — Participants may borrow from their fund account a minimum loan amount of $1,000, up to a maximum of the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund.  Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate for loan transactions in 2008 and 2007 ranged from 4.0% to 9.25%.  Principal and interest is paid ratably through weekly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts — As required by the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive under the terms of the Plan.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits.  Investments in mutual funds are stated at the funds’ net asset values per share on the last business day of the Plan’s year-end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the Plan’s year-end.  Participant loans are valued at cost, which approximates fair value.  See Note 3 and Note 5 for a discussion of the valuation of the investments in the common trust funds.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a component of net appreciation (depreciation) in the fair market value of such investments.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company.

3.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This pronouncement applies to a broad range of other existing accounting pronouncements that require or permit fair value measurements.

SFAS No. 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Under SFAS No. 157, fair value is an exit price and that exit price should reflect all the assumptions that market participants would use in pricing the asset or liability.

SFAS No. 157 recognizes three different valuation techniques; the market approach, income approach, and/or cost approach. Valuation techniques used to measure fair value under SFAS No. 157 are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our internal market assumptions.  These two types of inputs create the following fair value hierarchy:

●	Level 1 – Valuations are based on quoted prices for identical assets or liabilities in an active market.
●
Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations for which all significant inputs are observable or can be corroborated by observable market data.

●
Level 3 – Assets or liabilities whose significant inputs are unobservable.  Valuations are determined using pricing models and discounted cash flow models and includes management judgment and estimation which may be significant.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2008.

●
Common trust funds: The fair value of the investments in the common trust funds is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year-end.

●
Mutual funds: The fair value of the investments in the mutual funds are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

●
Common stock: The fair value of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

●
Loans to participants: Participant loans are valued at the outstanding balances, which approximates fair value. The determination of the fair value of participant loans includes management judgment on estimates of repayment rates of these loans which may be significant to the fair value measurement.

The following table sets forth by level within the SFAS No. 157 fair value hierarchy the Plan’s assets that were accounted for at fair value on a recurring basis.  Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and the placement within the fair value hierarchy levels.

Recurring Fair Value Measurements	As of December 31, 2008
	Total	Level 1	Level 2	Level 3
Common trust funds:
T. Rowe Price Stable Value Fund	$2,719,732	$—	$2,719,732	$—
Mutual funds:
American Growth Fund of America	930,691	930,691	—	—
Equity Income Fund	887,381	887,381	—	—
Balanced Fund	527,913	527,913	—	—
PIMCO Total Return Fund	288,621	288,621	—	—
Rainier Small/Mid Cap Equity Fund	162,501	162,501	—	—
International Growth and Income Fund	78,627	78,627	—	—
Spectrum Income Fund	64,999	64,999	—	—
Goldman Sachs Mid Cap Value A Fund	63,561	63,561	—	—
Retirement 2020 Fund	51,143	51,143	—	—
Loomis Sayles Small Cap Value Fund	38,019	38,019	—	—
Retirement 2035 Fund	37,779	37,779	—	—
Vanguard Total Stock Market Fund	34,003	34,003	—	—
New Horizons Fund	17,949	17,949	—	—
Retirement 2040 Fund	3,900	3,900	—	—
Retirement 2025 Fund	3,230	3,230	—	—
Global Stock Fund	2,593	2,593	—	—
Retirement 2045 Fund	1,924	1,924	—	—
Retirement 2030 Fund	995	995	—	—
Common stock:
Century Aluminum Company common stock	711,059	711,059	—	—
Loans to participants	431,789	—	—	431,789
TOTAL	$7,058,409	$3,906,888	$2,719,732	$431,789

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Change in Level 3 Fair Value Measurements during the year ended December 31, 2008:
Loans to Participants

Beginning balance, January 1, 2008	$407,111
Issuances, repayments, and settlements - net	24,678
Ending balance, December 31, 2008	$431,789

4.	INVESTMENTS

As of December 31, 2008 and 2007, the participants could elect the investment options with T. Rowe Price as listed in the table below.
2008	2007
American Growth Fund of America	American Growth Fund of America
Balanced Fund	Balanced Fund
—	Total Equity Market Index Fund
Goldman Sachs Mid Cap Value A Fund	Goldman Sachs Mid Cap Value A Fund
International Growth and Income Fund	International Growth and Income Fund
Rainier Small/Mid Cap Equity Fund	Rainier Small/Mid Cap Equity Fund
New Horizons Fund	New Horizons Fund
PIMCO Total Return Fund	PIMCO Total Return Fund
Loomis Sayles Small Cap Value Fund	Loomis Sayles Small Cap Value Fund
Equity Income Fund	Equity Income Fund
Spectrum Income Fund	Spectrum Income Fund
T. Rowe Price Stable Value Fund	T. Rowe Price Stable Value Fund
Vanguard Total Stock Market Fund	—
Global Stock Fund	—
Retirement 2020 Fund	—
Retirement 2025 Fund	—
Retirement 2030 Fund	—
Retirement 2035 Fund	—
Retirement 2040 Fund	—
Retirement 2045 Fund	—

In addition, participants could elect to invest in the common stock of Century Aluminum Company.

The following represents the fair value of investments that represent 5% or more of net assets available for benefits as of December 31, 2008 and 2007:

	2008	2007
T. Rowe Price Stable Value Fund	$2,719,732	$3,158,614
American Growth Fund of America	930,691	1,497,567
Equity Income Fund	887,381	1,370,447
Century Aluminum Company common stock	711,059	*
Balanced Fund	527,913	788,552
* - less than 5% of net assets available for benefits as of December 31, 2007.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value by $(2,422,557) and $39,484, respectively.

	2008	2007
Mutual Funds	$(1,940,466)	$(47,633)
Century Aluminum Company common stock	(482,091)	87,117
Total	$(2,422,557)	$39,484

5.	INVESTMENT IN STABLE VALUE FUND

Employee contributions to common trust funds are maintained by T. Rowe Price in the T. Rowe Price Stable Value Fund.  Participant contributions and rates of return are guaranteed by T. Rowe Price.  The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals.  The common trust funds with T. Rowe Price are benefit-responsive contracts and therefore, are included in the Plan’s financial statements at contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

●	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
●	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
●	Any transfer of assets from the Fund directly into a competing investment option
●	The establishment of a defined contribution plan that competes with the Plan for employee contributions
●	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Impact the Fund – The Fund invests in assets and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value (“NAV”) and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

●	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow
●	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  Wrap contracts are not transferable and have no trading market.  There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The difference between the fair value and contract value of the Stable Value Fund at December 31, 2008 and 2007 is shown below. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

	2008	2007
Stable Value Fund at fair value	$2,719,732	$3,158,614
Stable Value Fund at contract value	2,745,227	3,139,946
Adjustment to contract value	$(25,495)	$18,668

The average yield and interest crediting rate for the T. Rowe Price Stable Value Fund during 2008 and 2007 was as follows.

	2008	2007
Average yield:
Based on annualized earnings (1)	4.57%	4.87%
Based on interest rate credited to participants (2)	4.23%	4.89%

(1)
Computed by dividing the annualized one-day GAAP earnings of the fund’s December 31, 2008 and 2007, respectively, investments (irrespective of the interest rate credited to the unit holders in the fund) by the fair value of its investments on that date.

(2)
Computed by dividing the annualized one-day earnings credited to the unit holders on December 31, 2008 and 2007, respectively, (irrespective of the actual earnings of the investments in the fund) by the fair value of the fund’s investments on that date.

6.	PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has reserved the right to amend or terminate the Plan, in whole or in part, at any time, subject to the terms of the collective bargaining agreement.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.  In addition, certain Plan investments are shares of Century Aluminum Company common stock. Century Aluminum Company is a related party of the Plan sponsor, and therefore, these transactions qualify as exempt party-in-interest transactions.

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company common stock, and common trust funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007
Net assets available for benefits per financial statements	$7,105,235	$8,844,581
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,495)	18,668
Net assets available for benefits per Form 5500	$7,079,740	$8,863,249

11.	SUBSEQUENT EVENTS

On December 17, 2008, the Company issued a conditional Worker Adjustment and Retraining Notification Act (“WARN”) notice at its Ravenswood, West Virginia smelter related to a curtailment of plant operations in 60 days. This facility employed approximately 684 persons.  Simultaneously with the issuance of the WARN, the Company began the immediate curtailment of one of its four potlines which was completed by December 20, 2008.

On February 4, 2009, the Company announced the curtailment of the remaining plant operations at Ravenswood.  Furloughs for the majority of Ravenswood's employees were completed by February 20, 2009.  The decision to curtail the operations was due to the relatively high operating cost at Ravenswood and the depressed global price for primary aluminum.

A significant number of the participants in the Plan were furloughed as a result of the curtailment of operations at Ravenswood.  The participants are not terminated for purposes of the plan.  However, they cannot make contributions to the Plan because they earn no eligible compensation.

******

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value

*	T. Rowe Price	T. Rowe Price Stable Value Fund	2,745,227	$2,719,732
*	T. Rowe Price	American Growth Fund of America	45,444	930,691
*	T. Rowe Price	Equity Income Fund	51,954	887,381
*	Century Aluminum Company	Century Aluminum Company common stock	71,106	711,059
*	T. Rowe Price	Balanced Fund	37,574	527,913
*	T. Rowe Price	PIMCO Total Return Fund	28,464	288,621
*	T. Rowe Price	Rainier Small/Mid Cap Equity Fund	8,065	162,501
*	T. Rowe Price	International Growth and Income Fund	8,373	78,627
*	T. Rowe Price	Spectrum Income Fund	6,292	64,999
*	T. Rowe Price	Goldman Sachs Mid Cap Value A Fund	2,881	63,561
*	T. Rowe Price	Retirement 2020 Fund	4,603	51,143
*	T. Rowe Price	Loomis Sayles Small Cap Value Fund	2.299	38,019
*	T. Rowe Price	Retirement 2035 Fund	4,850	37,779
*	T. Rowe Price	Vanguard Total Stock Market Fund	1,616	34,003
*	T. Rowe Price	New Horizons Fund	1,009	17,949
*	T. Rowe Price	Retirement 2040 Fund	352	3,900
*	T. Rowe Price	Retirement 2025 Fund	407	3,230
*	T. Rowe Price	Global Stock Fund	230	2,593
*	T. Rowe Price	Retirement 2045 Fund	261	1,924
*	T. Rowe Price	Retirement 2030 Fund	89	995
				6,626,620
*	Participants	Participant loans — (with maturity dates through 2013 at an interest rates ranging from 4.00% to 9.25% )		431,789
	TOTAL			$7,058,409

* Party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: /s/ Michael A. Bless
Michael A. Bless
Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company
DATE: June 29, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm